Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-104965

Prospectus Supplement

(to Proxy Statement/Prospectus, dated August 15, 2003)

18,000,000 SHARES OF COMMON STOCK

This document supplements the proxy statement/prospectus, dated August 15, 2003, relating to the registration of our common stock under our Registration Statement on Form S-4, as amended (Registration No. 333-104965). This prospectus supplement relates to the up to 18,000,000 shares of common stock registered pursuant to the Registration Statement that may be issued in connection with the special E&P distribution described in the proxy statement/prospectus.

We have declared a special dividend of $3.83 per share of common stock of Catellus Development Corporation (NYSE: CDX), payable on December 18, 2003 to stockholders of record on November 4, 2003. The special dividend will be paid in the form of cash, shares of Catellus common stock (determined as described below), or a combination of both, at the election of each stockholder. The total number of shares of Catellus common stock to be issued in the special dividend will be determined by dividing (i) the product of $3.83 times the number of shares outstanding less the total amount of cash to be paid as part of the special dividend, by (ii) the average closing price of Catellus common stock from December 2, 2003 through and including December 8, 2003. The amount of shares of Catellus common stock and cash received by any stockholder will depend on the average closing price of Catellus common stock from December 2, 2003 through and including December 8, 2003 as well as their election and combined elections of other stockholders due to the cash and ownership limitations described in this prospectus supplement. Because the calculation of the number of shares to be distributed will occur before the payment date of December 18, 2003, the per share value of the Catellus common stock distributed in the special dividend may be higher than, lower than, or equal to the value of the cash amount of the special dividend. In order to elect the form of the special dividend, a properly completed and signed election certificate must be received by American Stock Transfer and Trust Company, the paying agent, no later than 5:00 P.M., New York time, on December 1, 2003. Your election will be honored to the extent possible, but because of the cash and ownership limitations described in this prospectus supplement, you may not receive exactly the form of consideration that you elect and may instead receive an adjusted amount of cash or Catellus common stock. If the paying agent does not receive your election certificate by 5 P.M., New York time, on December 1, 2003, you will receive your special dividend in Catellus common stock, subject to the ownership limit described below.

When used in this prospectus supplement, the terms “Catellus”, “our” or “we” refer to Catellus Development Corporation with respect to the period prior to the completion of our previously announced merger reorganization and REIT conversion, and to Catellus SubCo, Inc. with respect to the period after the completion of the merger. The merger was approved by our stockholders at our annual meeting in September 2003 and we expect to complete the merger on December 1, 2003. Catellus SubCo, Inc. is an entity formed by Catellus Development Corporation for purposes of effecting the REIT conversion and will succeed to the business of Catellus Development Corporation following the merger. Catellus common stock, as the term is used with respect to the period after the merger, represents shares of common stock of Catellus SubCo, Inc. (to be renamed Catellus Development Corporation following the merger) that will be distributed to stockholders who elect to receive common stock in connection with the special dividend.

We urge you to refer to the proxy statement/prospectus, dated August 15, 2003. If you did not receive a copy or would like a new copy, please call Minnie Wright, our Director of Investor Relations, at (415) 974-4649. Although the proxy statement/prospectus relates to proposals that have already been voted upon by our stockholders at the annual meeting, it contains important and relevant information about the REIT conversion and our business operations going forward. You should read carefully the section entitled “Risk Factors” beginning on page 17 of the proxy statement/prospectus before making your election.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 7, 2003.

TABLE OF CONTENTS

Completing the Election Certificate	1
Reason for the Special Dividend	2
Effect of Cash Limitation	2
Effect of Ownership Limitation	2
Material Federal Income Tax Consequences of the Special Dividend	2
2003 Third Quarter Results	3

COMPLETING THE ELECTION CERTIFICATE

You may receive the special dividend in the form of cash, shares of Catellus common stock, or a combination of both by choosing one of the three election options in the accompanying election certificate, subject to the cash limitation and ownership limitation described at page 2:

•	Stock Election. The special dividend will be paid to you in Catellus common stock.

•	Mixed Election. The special dividend will be paid to you in a combination of cash and Catellus common stock based on the following fixed percentage: 20% in cash and 80% in Catellus common stock.

•	Cash Election. The special dividend will be paid to you in cash.

In order to make your special dividend election, please complete and sign the accompanying election certificate and return it to the paying agent in the enclosed envelope as soon as possible. For your election to be effective, the election certificate must be received by the paying agent no later than 5:00 p.m., New York time, on December 1, 2003. If you do not timely return a properly completed election certificate, you will receive your special dividend in Catellus common stock, subject to the ownership limitation described below. Your election is irrevocable.

Your election may be limited by certain cash and ownership limitations, as described below, and you may not receive cash or Catellus common stock to the extent these limitations require that a different allocation be made to you. If you receive any Catellus common stock, you will receive cash in lieu of any fractional share so that you will receive a whole number of shares.

On December 18, 2003, the paying agent will issue and mail to you a statement listing the number of shares of Catellus common stock credited to your book entry account and/or a payment check for any cash to which you are entitled (and, if applicable, a check in lieu of a fractional share), in accordance with the terms of this prospectus supplement and your election certificate.

If you have any questions about completing the election certificate or need a new election certificate, please call Minnie Wright, our Director of Investor Relations, at (415) 974-4649.

REASON FOR THE SPECIAL DIVIDEND

In connection with the restructuring of the business operations of Catellus to allow for Catellus to be taxed as a real estate investment trust, or REIT, for federal income tax purposes, the board of directors of Catellus declared the special dividend on October 8, 2003. The special dividend was declared because, in order to qualify as a REIT for federal income tax purposes, Catellus is required to distribute to its stockholders all accumulated “earnings and profits,” as determined for tax purposes, of Catellus prior to the end of the first taxable year for which the REIT election is effective. For more information about the REIT conversion and the distribution of our “earnings and profits” in general, please refer to the proxy statement/prospectus.

EFFECT OF CASH LIMITATION

The total amount of cash payable in the special dividend is limited to $100 million, not including any cash payments in lieu of fractional shares. If a sufficient number of stockholders elect to receive Catellus common stock (or are deemed to have elected to receive Catellus common stock by failing to timely submit their election certificates), stockholders that elect the cash election will receive their entire allocation in cash and stockholders choosing the mixed election will receive 20% of the special dividend payment in cash with the remaining 80% in Catellus common stock. However, if the number of stockholders who elect to receive cash would result in the payment of cash in excess of the cash limitation, Catellus will reduce the percentage of cash distributed to stockholders who elect the cash election on a pro-rata basis (but in no event to less than 20% of the special dividend in cash) so that only an amount of cash equal to the cash limitation is distributed, with any remaining balance to be paid in Catellus common stock. Stockholders who elect the mixed election will not be affected by the pro rata adjustment and will receive 20% of their special dividend payment in cash, with the remaining 80% in Catellus common stock (and, if applicable, a check in lieu of a fractional share).

EFFECT OF OWNERSHIP LIMITATION

Catellus has an ownership limit that prohibits any person or entity from, actually or constructively, owning more than 9.8% of the outstanding shares of Catellus common stock (or any other class or series of Catellus stock), except certain “look through” entities, which include pension trusts, mutual funds and government plans, may actually and beneficially own up to 15% of the outstanding shares of Catellus common stock (or any other class or series of Catellus stock). The ownership limit will apply to the special dividend, although Catellus does not expect that it will apply to any of its current stockholders based on its knowledge of its current stock ownership. Nonetheless, if you elect to receive common stock and your receipt of common stock would cause you to exceed the applicable ownership limit, you will receive cash to the extent required to bring you within this ownership limit. If you elect to receive Catellus common stock and it is issued to you in violation of the applicable ownership limit, all of the remedies applicable under the ownership limit will apply to this common stock. For a more detailed description of the ownership limit and the remedies applicable thereunder, see “Description of Catellus REIT Capital Stock—Restrictions on Ownership and Transfer” in the proxy statement/prospectus.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE SPECIAL DIVIDEND

Generally, the special dividend will be a taxable dividend to you to the extent that the special dividend is made out of your share of the portion of the current and accumulated earnings and profits of Catellus allocable to the special dividend. We currently believe that approximately 75% of the special dividend will be considered made out of current and accumulated earnings and profits and, therefore, will be taxable as a dividend, regardless of whether you receive cash, shares of common stock or a combination of both. We have received a private letter ruling from the Internal Revenue Service confirming that the special dividend will be treated as a taxable distribution to the extent made out of your share of the portion of the current and accumulated earnings and profits of Catellus allocable to the special dividend. We also anticipate that a portion of the special dividend will exceed our current and accumulated earnings and profits. Any distribution in excess of your portion of the current and accumulated earnings and profits of Catellus allocable to the special dividend will first constitute a tax free return of capital, to the extent of your basis in your shares of Catellus common stock, and the remainder will be treated as capital gain, assuming you hold your shares as capital assets.

We urge you to read the sections entitled “Federal Income Tax Consequences of the Special E&P Distribution,” “Backup Withholding for the Special E&P Distribution,” “Tax Consequences of the Special E&P Distribution to Tax-Exempt Catellus REIT Stockholders,” and “Tax Consequences of the Special E&P Distribution to Non-U.S. Stockholders” in the proxy statement/prospectus for a more detailed discussion.

2003 THIRD QUARTER RESULTS

On November 4, 2003, we reported earnings per share (“EPS”) for the third quarter of 2003 of $0.23, compared to $0.16 for the same period in 2002. EPS for the nine months ended September 30, 2003, was $0.70, compared to $0.89 for the same period in 2002. Net income for the third quarter of 2003 was $21.0 million, compared to $14.7 million for the same period in 2002. Net income for the nine months ended September 30, 2003, was $63.6 million, compared to $79.8 million for the same period in 2002. The increase in net income for the third quarter of 2003 is attributed to, in part, the growth of the rental portfolio and the timing of sales activity —which in 2002 was accelerated to the first half of the year and in 2003 is disproportionately weighted toward the second half of the year.

IMPORTANT

Complete and sign the election certificate and deliver it to the paying agent in the enclosed envelope.

For your election to be effective, the election certificate must be received by the paying agent no later than 5:00 p.m., New York time, on December 1, 2003.

If you do not timely return a properly completed election certificate, you will receive your special dividend in Catellus common stock, subject to the ownership limit described above.

CATELLUS DEVELOPMENT CORPORATION ELECTION CERTIFICATE

Catellus Development Corporation has declared a special dividend of $3.83 per share of Catellus common stock, payable on December 18, 2003 to stockholders of record on November 4, 2003. The special dividend will be paid in Catellus common stock, cash, or a combination of both, at the election of each stockholder (subject to certain cash and ownership limitations, as described in the prospectus supplement accompanying this election certificate). “Catellus common stock” means shares of common stock of Catellus SubCo, Inc. (to be renamed Catellus Development Corporation) that will be issued upon the completion of the previously announced merger reorganization of Catellus Development Corporation, which we expect to occur on December 1, 2003. The total number of shares of Catellus common stock to be issued in the special dividend will be determined by dividing (i) the product of $3.83 times the number of shares outstanding less the total amount of cash to be paid as part of the special dividend, by (ii) the average closing price of Catellus common stock from December 2, 2003 through and including December 8, 2003. You may make your election on a per share basis, so that you may receive common stock on some of your shares and cash with respect to the rest. If Catellus common stock is elected, cash will be paid in lieu of a fractional share so that you will receive a whole number of shares of common stock.

Please check only one of the following boxes below to indicate whether you elect to receive the special dividend in common stock, cash, or a combination of both on all of the shares of Catellus Development Corporation common stock that you owned on November 4, 2003. If you do not return this election certificate or fail to return it in the manner or by the deadline specified below, you will receive the special dividend in common stock (subject to the ownership limit). If you check more than one box or fail to check any box, you will be considered to have made the Stock Election. Because of the cash and ownership limitations described in the accompanying prospectus supplement, you may not receive exactly the form of consideration that you elect and may instead receive a pro rata or adjusted amount of cash or Catellus common stock.

Please detach along the perforated line and mail in the envelope provided.

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☒    ELECTIONS MUST BE INDICATED (X) IN BLACK OR BLUE INK.

CATELLUS DEVELOPMENT CORPORATION

SPECIAL DIVIDEND PAYABLE DECEMBER 18, 2003

The accompanying prospectus supplement of November 7, 2003 from Catellus should be read with care.

YOUR ELECTION IS IRREVOCABLE

	STOCK ELECTION		MIXED ELECTION		CASH ELECTION
I ELECT TO RECEIVE CATELLUS COMMON STOCK (PLUS CASH IN LIEU OF ANY FRACTIONAL SHARE) IN PAYMENT OF THE SPECIAL DIVIDEND.	☐	I ELECT TO RECEIVE A COMBINATION OF 20% CASH AND 80% CATELLUS COMMON STOCK (PLUS CASH IN LIEU OF ANY FRACTIONAL SHARE) IN PAYMENT OF THE SPECIAL DIVIDEND.	☐	I ELECT TO RECEIVE CASH IN PAYMENT OF THE SPECIAL DIVIDEND.	☐

ALL CATELLUS COMMON STOCK WILL BE ISSUED IN BOOK ENTRY FORM. A TRANSACTION ADVICE WILL BE MAILED BY WHICH YOU CAN REQUEST CERTIFICATES FOR YOUR SHARES.

YOU WILL BE CONSIDERED TO HAVE MADE THE STOCK ELECTION IF YOUR ELECTION CERTIFICATE IS RETURNED WITH NONE OF THE BOXES CLEARLY MARKED OR IS NOT RECEIVED BY DECEMBER 1, 2003.

To American Stock Transfer and Trust Company, Payment Agent: The above election is made in accordance with the letter from Catellus dated November 7, 2003.

Stock Owner sign here	Date

Co-Owner sign here

PLEASE COMPLETE, SIGN, DATE AND DELIVER THIS CERTIFICATE TO THE PAYING AGENT IN THE ENCLOSED

ENVELOPE BY NO LATER THAN 5:00 P.M., NEW YORK TIME, ON DECEMBER 1, 2003.